September 16, 2019

John A. Haudrich
Chief Financial Officer
OWENS ILLINOIS INC /DE/
One Michael Owens Way
Perrysburg, Ohio 43551

       Re: OWENS ILLINOIS INC /DE/
           Form 10-K For the Year Ended December 31, 2018
           Filed February 14, 2019
           File No. 001-09576

Dear Mr. Haudrich:

        We have reviewed your August 21, 2019 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 24, 2019 letter.

Form 10-K for the year ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
26

1. We appreciate the information you provided in your response to prior comment 1 in your letter dated August 21, 2019. Please more fully address the following:
        In regard to our request to disclose how you determined the amount of the additional asbestos-related charge you recorded, we note that you develop information to assist you in estimating the total number of future Asbestos Claims likely to be asserted against the Company and use this estimate, along with an estimation of disposition costs and related legal costs, as inputs to develop your best estimate of the total probable liability. Please tell us what additional information you can disclose to help investors understand the specific changes in your assumptions, including the
 John A. Haudrich
OWENS ILLINOIS INC /DE/
September 16, 2019
Page 2
             magnitude of the changes, that impacted your asbestos-related liability, such as the percentage increase in the number of claims likely to be asserted and the percentage increase in disposition costs and related legal costs; and In regard to our request to disclose updated claims activity roll-forwards in your
             Form 10-Qs, we note that you indicate a large volume of the Company's claim dispositions have historically occurred in the fourth quarter of each year. In light of the recent change in your claims strategy, we note that during the six months ended
             June 30, 2019 your asbestos payments increased ~300% relative to the comparable prior year period. Please tell us what additional information you can disclose to help investors understand and assess your asbestos payments on a quarterly basis, such as the number of claims disposed of during each period.
       You may contact SiSi Cheng at 202-551-5004 or Anne McConnell at 202-551-3709 if
you have any questions.



                                                               Sincerely,
FirstName LastNameJohn A. Haudrich
                                                               Division of
Corporation Finance
Comapany NameOWENS ILLINOIS INC /DE/
                                                               Office of
Manufacturing and
September 16, 2019 Page 2                                      Construction
FirstName LastName